AB

SC 3/6/03

03014844

SECURITIE[illegible] SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Bancomer Securities International Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer Rd, Suite 1260W
(No. and Street)

RECEIVED
MAR 0 5 2003
PROCESSING SECTION

Houston, TX 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Salvador Puente 713-341-8208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 Houston TX 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvador Puente, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Bancomer Securities International, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

CASANDRA YAZDANPANAH
MY COMMISSION EXPIRES
May 9, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

BBVA Bancomer Securities International, Inc.

Financial Statements
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Stockholders and Directors of
BBVA Bancomer Securities International Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of BBVA Bancomer Securities International Inc. (Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 17, 2003

BBVA Bancomer Securities International Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 3,305,582
Deposits held by clearing brokers, restricted	351,389
Commission receivable from clearing brokers	405,547
Receivable from related parties	134,294
Accounts receivable	149,022
Furniture and equipment, net of accumulated depreciation of $351,148	173,900
Other assets	45,312
	$ 4,565,046

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 102,378
Payable to clearing brokers	28,061
Taxes payable	172,957
Bonuses payable	134,000
Payable to related party	107,594
Total liabilities	544,990
Stockholders' equity:	
Common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding	100
Additional paid-in capital	3,408,928
Retained earnings	611,028
Total stockholders' equity	4,020,056
Total liabilities and stockholders' equity	$ 4,565,046

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International Inc.
Statement of Operations
Year Ended December 31, 2002

Revenues:	
Commission income	$ 5,435,173
Administrative and referral fees	664,589
Interest income	83,798
Other income	241,819
Total revenues	6,425,379
Expenses:	
Employee compensation	1,044,840
Floor brokerage and clearance	809,398
Professional fees	143,244
Office overhead	148,132
Travel and entertainment	84,325
Communication	206,280
Depreciation	48,698
Property and franchise tax	162,544
Other operating expenses	156,124
Total expenses	2,803,585
Income before provision for income taxes	3,621,794
Provision for income taxes	89,797
Net income	$ 3,531,997

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International Inc.
Statement of Changes in Stockholders' Equity

	Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
December 31, 2001	$ 100	$ 6,999,900	$ (511,941)	$ 6,488,059
Return of capital		(3,590,972)		(3,590,972)
Distributions			(2,409,028)	(2,409,028)
Net income			3,531,997	3,531,997
December 31, 2002	$ 100	$ 3,408,928	$ 611,028	$ 4,020,056

The accompanying notes are an integral part of these financial statements.

BBVA Bancomer Securities International Inc.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 3,531,997
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	48,698
(Increase) decrease in operating assets:	
Deposits held by clearing brokers, restricted	(886)
Commission receivable from clearing brokers	(58,124)
Receivable from affiliates and related party	(45,062)
Accounts receivable	(115,963)
Other assets	799
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(152,834)
Payable to clearing brokers	(20,787)
Taxes payable	123,718
Bonuses payable	(1,596)
Payable to affiliate	107,594
Net cash provided by operating activities	3,417,554
Cash flows from investing activities:	
Purchase of furniture and equipment	(160,105)
Net cash used in investing activities	(160,105)
Cash flows from financing activities:	
Return of capital	(3,590,972)
Dividends paid	(2,409,028)
Net cash used in financing activities	(6,000,000)
Net decrease in cash and cash equivalents	(2,742,551)
Cash and cash equivalents, beginning of year	6,048,133
Cash and cash equivalents, end of year	$ 3,305,582

1. **Organization and Significant Accounting Policies**

The Company
BBVA Bancomer Securities International Inc. (Company or Bancomer) is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated under the laws of New York State on January 11, 1993. The Company is 90% owned by BBVA Bancomer Holdings Corporation (BHC), which is a wholly-owned subsidiary of Casa De Bolsa Bancomer (Parent) in Mexico. The Parent is wholly-owned by BBVA Bancomer, S.A. (BSA) which is wholly-owned by Grupo Financiero BBVA Bancomer (BBVA). The Company's primary business is brokerage of non-Mexican securities to Mexican customers and affiliates of the Parent and Mexican securities to U.S. institutional customers.

General
The books and records of the Company are maintained on an accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to two clearing brokers (Clearing Brokers).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses during the reporting period. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates.

Revenues
Commissions and clearance charges are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the Clearing Brokers.

Referral fees are recorded based on the monthly volume of activity referred to by the Company pursuant to agreements with an affiliate and a related party.

Cash and Cash Equivalents
Cash and cash equivalents include cash and all highly liquid investments with original maturities of 90 days or less.

Furniture and Equipment
Furniture and equipment are stated at cost, net of accumulated depreciation. The cost of furniture is being depreciated over a five-year period on a straight-line basis. The cost of computer equipment is being depreciated over a three-year period on a straight-line basis. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

Income Taxes
The Company's revenues and expenses are included in the consolidated tax return filed by BHC. The Company's tax calculations are made as if the Company prepared a separate tax return.

Additionally, the Company records a tax benefit for net operating losses, if it is more likely than not, that such losses can be utilized in the consolidated return.

Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred tax assets and liabilities during the period.

Fair Value of Financial Instruments
Due to their short-term nature, the carrying amounts of the Company's cash and cash equivalents, deposits held by clearing brokers, commission receivable from clearing brokers, receivable from affiliates and related party, accounts receivable, accounts payable and accrued expenses and payable to clearing brokers approximate their fair value.

2. Related-Party Transactions

Administrative and referral fees of $57,963 and $328,504, respectively and commission income of $813,916 were earned for services provided to the Parent and related parties. The Company recorded floor brokerage, clearance, referral fees and commission charges of $514,175 for services provided by the Parent and the $107,594 payable to related party represents amounts due at December 31, 2002 for such services.

The Company's activities are substantially governed by the Parent, and the Company receives financial and administrative support from other related parties. Therefore, the financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated entity. As of December 31, 2002, the Parent paid approximately $732,000 of employee salaries on behalf of the Company, which will not be reimbursed by the Company and, therefore, have not been reflected in the accompanying Statement of Operations.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the Clearing Brokers, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Brokers. Should the Clearing Brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Brokers. The Company has funds invested in a money market account on deposit with the Clearing Brokers to meet this requirement. As of December 31, 2002, there were no amounts owed to the Clearing Brokers by these customers.

4. **Furniture and Equipment**

The following is a summary of furniture and equipment as of December 31, 2002:

Furniture and fixtures	$ 190,260
Computer equipment	334,788
	525,048
Less - accumulated depreciation	(351,148)
Furniture and equipment, net	$ 173,900

5. **Commitments and Contingencies**

The Company is committed under a noncancelable lease agreement for office space in Houston, Texas which expires in 2007, and is additionally committed under various operating leases for equipment, services and automobiles, which expire during various dates through 2007. Approximate future minimum aggregate rentals under these leases are as follows:

Year ending December 31,	
2003	$ 173,936
2004	116,878
2005	116,189
2006	116,189
2007	48,412
	$ 571,604

The office lease contains provisions for escalations based on increases in certain costs incurred by the lessor and the Company has the option to renew the lease upon the completion of the original lease term. Office rent expense for the year ended December 31, 2002 was $88,486.

The Company maintains a 401(k) plan whereby eligible employees may contribute up to 17% of their gross compensation (subject to Internal Revenue Code limitations). The Company matches 50% of each participant's contribution up to 6% of such participant's compensation. Contributions to this plan amounted to $12,363 in 2002.

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule), which requires the Company to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 $^{2}/_{3}$% of aggregate indebtedness, as defined. This Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $3,493,083 which was $3,456,751 in excess of the minimum requirement of $36,332. The Company's aggregate indebtedness to net capital ratio was .16 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Schedule II.

7. Income Taxes

As of December 31, 2001, the Company had a deferred tax asset of $791,000, consisting of net operating loss carryforwards, which was fully reserved. In 2002, the Company utilized the entire net operating loss carryforwards and reversed the valuation allowance. As of December 31, 2002, the Company did not have any deferred taxes.

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from continuing operations, as a result of the following:

Tax at U.S. statutory rate	$ 1,267,628
Reduction in income taxes resulting from:	
Utilization of net operating loss carryforwards	(957,941)
Deductible expenses paid by affiliate	(254,535)
Other	34,645
	$ 89,797

8. Concentration of Credit Risk and Off-Balance-Sheet Risk

The Company has cash deposited in financial institutions that, at times, exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

The Company is engaged in various securities brokerage activities serving a diverse group of institutional investors in the United States and retail investors in Mexico. All of the Company's customer securities transactions are executed on a fully disclosed basis through the Clearing Brokers. Pursuant to the terms of the agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the institutional customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the Clearing Brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no

maximum amount and applies to all trades executed through the Clearing Brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company was not required to pay the Clearing Brokers any amounts for these guarantees.

The Company is further exposed to credit risk for commissions receivable from the Clearing Brokers. Such credit risk is generally limited to the amount of the prior month's commissions receivable.

9. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2002.

10. Liquidating Dividends

During 2002, the Company declared and paid dividends of $60,000 per share on the $1 par value common stock, of which $35,909 per share represented liquidating dividends paid from additional paid-in capital.

Supplemental Schedules

BBVA Bancomer Securities International Inc.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2002

Stockholders' equity		$ 4,020,056
Deduct:		
Nonallowable assets:		
Furniture and equipment, net	173,900	
Receivable from affiliates and related party	134,294	
Other assets (including excess clearing broker deposits)	211,751	
Total nonallowable assets	519,945	
Net capital before haircuts on securities position		3,500,111
Haircuts on securities:		
Money market fund		7,028
Net capital		3,493,083

Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1

Aggregate indebtedness (total liabilities)	544,990	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)		36,332
Net capital in excess of minimum requirements		$ 3,456,751
Ratio of aggregate indebtedness to net capital		0.16

There are no differences between the amounts reported above and those included in the Company's December 31, 2002 unaudited, FOCUS report as filed January 31, 2003.

BBVA Bancomer Securities International Inc.
Computation for Reserve Requirement and Information for Possession or Control Requirements Pursuant to SEC Rule 15c3-1
December 31, 2002

The Company is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 as the Company is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers who promptly transmit all customer funds and securities to the clearing brokers and dealers which carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

PRICEWATERHOUSECOOPERS

BBVA Bancomer Securities International Inc.

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Stockholders and Directors of
BBVA Bancomer Securities International Inc.

In planning and performing our audit of the BBVA Bancomer Securities International Inc. (Company) financial statements and supplemental schedules for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and

3. Making the quarterly securities examination, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

To the Stockholders and Board of Directors
Page 2

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 17, 2003